March 22, 2019

Matthew Marsh
Chief Financial Officer
James Hardie Industries plc
Europa House, Second Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

       Re: James Hardie Industries plc
           Form 20-F for the Year Ended March 31, 2018
           Filed May 22, 2018
           File No. 001-15240

Dear Mr. Marsh:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended March 31, 2018

Consolidated Financial Statements
14. Income Taxes, page 145

1. We note your disclosures related to the adoption of ASU 2016-16. Please more fully address the following:
        Clarify the nature of the internal restructuring you undertook to align certain intangible assets;
        Disclose how you determined the amount of the related tax valuation allowance you recorded; and
        To the extent your realization of net deferred tax assets is subject to material assumptions and estimates, revise your critical accounting policies to disclose and discuss the assumptions and estimates, including, if applicable, the jurisdictions to which they relate.
 Matthew Marsh
James Hardie Industries plc
March 22, 2019
Page 2
17. Operating Segment Information and Concentration of Risk, page 153

2. Please revise your geographic disclosures to present net sales and identifiable assets related to the U.S. as required by ASC 280-10-50-41. To the extent that substantially all the amounts disclosed for North America relate to the U.S., please clarify that fact.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell,
Staff Accountant at 202-551-3709 with any questions.



                                                              Sincerely,
FirstName LastNameMatthew Marsh
                                                              Division of
Corporation Finance
Comapany NameJames Hardie Industries plc
                                                              Office of
Manufacturing and
March 22, 2019 Page 2                                         Construction
FirstName LastName